03012681

HB 3/5/03

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SEC FILE NUMBER
8- 51369

SECURITIES A[illegible]NGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: Johnathan Roberts Financial Group Inc.
FN: Alliance Capital Management Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	New York	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick E. Ryan 914 993 - 3245
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — if individual, state last, first, middle name)

757 Third Avenue	New York	New York	100[illegible]
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

MAR 17 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ALLIANCE FUND DISTRIBUTORS, INC.

(an indirect wholly-owned subsidiary of Alliance Capital Management L.P.)

Statement of Financial Condition

December 31, 2002

(With Independent Auditors' Report Thereon)

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Alliance Fund Distributors, Inc.

We have audited the accompanying statement of financial condition of Alliance Fund Distributors, Inc. (the "Company", an indirect wholly-owned subsidiary of Alliance Capital Management L.P.) as of December 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Alliance Fund Distributors, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 30, 2003

ALLIANCE FUND DISTRIBUTORS, INC.
(an indirect wholly-owned subsidiary of
Alliance Capital Management L.P.)

Statement of Financial Condition

December 31, 2002

ASSETS

Cash	$ 55,079,485
Receivables:	
Brokers and dealers	73,317,239
Fees from Alliance Mutual Funds	26,456,414
Investments, at fair value	174,639,155
Due from affiliates, net	3,776,381
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $2,227,889	871,931
Deferred sales commissions, net of accumulated amortization of $1,278,327,331	500,548,740
Prepaid expenses and other assets	977,967
Total assets	$ 835,667,312

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payables:	
Alliance Mutual Funds	$ 119,626,051
Brokers and dealers	55,840,340
Accounts payable and accrued expenses	35,881,162
	211,347,553
Subordinated notes payable to Alliance Capital Management Corporation of Delaware	611,000,000
Stockholder's equity:	
Common stock, par value $.10 per share; 1,000 shares authorized, 100 shares issued and outstanding	10
Additional paid-in capital	16,504,990
Accumulated deficit and other comprehensive income	(3,185,241)
Total stockholder's equity	13,319,759
Total liabilities and stockholder's equity	$ 835,667,312

See accompanying notes to financial statements.

ALLIANCE FUND DISTRIBUTORS, INC.
(an indirect wholly-owned subsidiary of
Alliance Capital Management L.P.)

Notes to the Statement of Financial Condition

December 31, 2002

1. Organization

Effective October 29, 1999, Alliance Capital Management Holding L.P., formerly known as Alliance Capital Management L.P. ("Alliance Holding"), reorganized by transferring its business to Alliance Capital Management L.P., a newly formed private partnership ("Alliance"), in exchange for all of the units representing limited partnership interests in Alliance ("Alliance Units"). Units representing assignments of beneficial ownership of limited partnership interests in Alliance Holding ("Alliance Holding Units") are publicly traded on the New York Stock Exchange. Alliance Units do not trade publicly and are subject to significant restrictions on transfer. Alliance recorded the transferred assets and assumption of liabilities at the amounts reflected in Alliance Holding's books and records on the date of transfer. Alliance Capital Management Corporation, an indirect wholly-owned subsidiary of AXA Financial, Inc. ("AXA Financial"), is the general partner of both Alliance Holding and Alliance. At December 31, 2002, AXA Financial was the beneficial owner of approximately 1.9% of the outstanding publicly traded Alliance Holding Units and approximately 54.7% of the outstanding Alliance Units which, including the general partnership interests in Alliance and Alliance Holding, represents an economic interest of approximately 55.7% in Alliance.

Alliance Fund Distributors, Inc. (the "Company") is a wholly-owned subsidiary of Alliance Capital Management Corporation of Delaware ("ACMC of Delaware"), which is a wholly-owned subsidiary of Alliance. The Company serves as distributor and/or underwriter for certain registered investment companies managed by Alliance ("Alliance Mutual Funds"). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934. On June 27, 2002 and September 27, 2002 ACMC of Delaware contributed cash of $5,000,000 and $7,500,000, respectively, to the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the statement of financial condition requires management of the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Investments, at fair value

The Company's investments in Alliance Mutual Funds, principally money market funds, are stated at fair value. At December 31, 2002, there were no unrealized gains or losses.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is recognized on a straight-line basis over the estimated useful lives of eight years for furniture and three to six years for equipment. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the terms of the related leases.

Deferred Sales Commissions

Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end Alliance Mutual Funds sold without a front-end sales charge are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years, the periods of time during which deferred sales commissions are generally recovered from distribution fees received from those funds and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC receipts are recorded as reductions of unamortized deferred sales commissions when received.

Management tests deferred sales commissions for recoverability quarterly, or more often when events or changes in circumstances occur that could significantly increase the risk of impairment of the asset. Undiscounted future cash flows estimated by management to be realized from the asset are compared to its recorded amount. Management assesses the results of these analyses, and other relevant factors, to determine if the asset is recoverable. If management determines the asset is not recoverable, an impairment condition would exist and the loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using management's best estimate of discounted future cash flows. See Note 4 "Contingencies".

Mutual Fund Underwriting Activities

Purchases and sales of shares of Alliance Mutual Funds in connection with the underwriting activities of the Company are recorded on trade date. Receivables from brokers and dealers for sale of shares of Alliance Mutual Funds are generally realized within three business days from trade date, in conjunction with the settlement of the related payables to Alliance Mutual Funds.

3. Income Taxes

The Company is included in the consolidated federal income tax return filed by ACMC of Delaware. Accounts payable and accrued expenses includes $1.1 million payable to ACMC of Delaware for income taxes at December 31, 2002. In addition, the Company files separate state and local income tax returns. Federal, state and local income tax expense is computed on a separate company basis.

4. Contingencies

Alliance's mutual fund distribution system ("the System") includes a multi-class share structure. The System permits Alliance's open-end mutual funds to offer investors various options for the purchase of mutual fund shares, including the purchase of Front-End Load Shares and Back-End Load Shares. The Front-End Load Shares are subject to a conventional front-end sales charge paid by investors to the Company at the time of sale. The Company in turn pays sales commissions to the financial intermediaries distributing the funds from the front-end sales charge paid by investors. For Back-End Load Shares, investors do not pay a front-end sales charge although, if there are redemptions before the expiration of the minimum holding period (which ranges from one

year to four years), investors pay CDSC to the Company. While the Company is obligated to pay sales commissions to the financial intermediaries at the time of the purchase of Back-End Load Shares, it receives higher ongoing distribution fees from the funds. Payments of sales commissions made to financial intermediaries in connection with the sale of Back-End Load Shares under the System, net of CDSC received totaled approximately $81.4 million during 2002.

Payments of sales commissions made to financial intermediaries in connection with the sale of Back-End Load Shares under the System are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years, the periods of time during which deferred sales commissions are expected to be recovered from distribution fees received from those funds and from CDSC received from shareholders of those funds upon redemption of their shares. CDSC receipts are recorded as reductions of unamortized deferred sales commissions when received. The recorded amount of the deferred sales commission asset was $500.5 million at December 31, 2002.

Management tests the deferred sales commission asset for recoverability quarterly, or more often when events or changes in circumstances occur that could significantly increase the risk of impairment of the asset. Management determines recoverability by estimating undiscounted future cash flows to be realized from this asset, as compared to its recorded amount, as well as the estimated remaining life of the deferred sales commission asset over which undiscounted future cash flows are expected to be received. Undiscounted future cash flows consist of ongoing distribution fees and CDSC. Distribution fees are calculated as a percentage of average assets under management related to Back-End Load Shares. CDSC is based on the lower of cost or current value, at the time of redemption, of Back-End Load Shares redeemed and the point at which redeemed during the applicable minimum holding period under the System.

Significant assumptions utilized to estimate future average assets under management of Back-End Load Shares include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. At December 31, 2002, management used estimates of 10% and 7% for equity and fixed income annual market returns, respectively. An increase in the expected average market returns would increase the undiscounted future cash flows, while a reduction in the expected average market returns would decrease the undiscounted future cash flows. Future redemption rate assumptions were determined by reference to actual redemption experience over the last five years. Management determined that a range of assumed average annual redemption rates of 14% to 16%, calculated as a percentage of average assets under management, should be used at December 31, 2002. An increase in the assumed rate of redemptions would decrease the undiscounted future cash flows, while a decrease in the assumed rate of redemptions would increase the undiscounted future cash flows. These assumptions are updated periodically. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions. Management considers the results of these analyses performed at various dates. Management determined that the deferred sales commission asset was not impaired as of December 31, 2002. If management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using management's best estimate of future cash flows discounted to a present value amount.

During 2002, equity markets declined by approximately 22% as measured by the change in the Standard & Poor's 500 Stock Index while fixed income markets increased by approximately 10% as measured by the change in the Lehman Brothers' Aggregate Bond Index. The redemption rate for domestic Back-End Load Shares exceeded 20% in 2002. Continued declines in financial markets or continued higher redemption levels, or both, as compared to the assumptions used to estimate undiscounted future cash flows could result in the impairment of

the deferred sales commission asset. Due to the volatility of the capital markets and changes in redemption rates, management is unable to predict whether or when a future impairment of the deferred sales commission asset will occur. Should an impairment occur, any loss would reduce materially the recorded amount of the asset with a corresponding charge to expense.

On April 25, 2001, an amended class action complaint entitled *Miller, et al. v. Mitchell Hutchins Asset Management, Inc., et al.* ("Miller Complaint"), was filed in federal district court in the Southern District of Illinois against Alliance, the Company, and other defendants alleging violations of the federal Investment Company Act of 1940, as amended ("ICA") and breaches of common law fiduciary duty. The allegations in the Miller Complaint concern six mutual funds with which Alliance Capital has investment advisory agreements, including Alliance Premier Growth Fund ("Premier Growth Fund"), Alliance Health Care Fund, Alliance Growth Fund, Alliance Quasar Fund, Alliance Fund, and Alliance Disciplined Value Fund. The principal allegations of the Miller Complaint are that (i) certain advisory agreements concerning these funds were negotiated, approved, and executed in violation of the ICA, in particular because certain directors of these funds should be deemed interested under the ICA; (ii) the distribution plans for these funds were negotiated, approved, and executed in violation of the ICA; and (iii) the advisory fees and distribution fees paid to Alliance and the Company, respectively, are excessive and, therefore, constitute a breach of fiduciary duty. Plaintiffs seek a recovery of certain fees paid by these funds to Alliance and the Company. On March 12, 2002, the court issued an order granting defendants' joint motion to dismiss the Miller Complaint. The court allowed plaintiffs up to and including April 1, 2002 to file an amended complaint comporting with its order. On April 1, 2002, plaintiffs filed an amended complaint. The allegations and relief sought in the amended complaint are virtually identical to the Miller Complaint. On May 1, 2002, defendants filed a motion to dismiss the amended complaint.

Alliance and the Company believe that plaintiffs' allegations in the amended complaint are without merit and intend to vigorously defend against these allegations. At the present time, management of Alliance and the Company are unable to estimate the impact, if any, that the outcome of this action may have on Alliance's and the Company's results of operations or financial condition.

Alliance, Alliance Holding and the Company are involved in various other inquiries, administrative proceedings and litigation, some of which allege substantial damages. While any proceeding or litigation has the element of uncertainty, Alliance, Alliance Holding and the Company believe that the outcome of any one of the other lawsuits or claims that is pending or threatened, or all of them combined, will not have a material adverse effect on Alliance's, Alliance Holding's and the Company's results of operations or financial condition.

5. Related Party Transactions

The Company provides mutual fund distribution and other services for Alliance Mutual Funds for which it is paid a reimbursement by Alliance pursuant to a service agreement. A subsidiary of AXA Financial. distributes Alliance Mutual Funds for which it received distribution payments. In addition, the Company pays certain other affiliates for mutual fund distribution and marketing services. Included in payable to brokers and dealers at December 31, 2002 are distribution payments to a subsidiary of AXA Financial aggregating $1.4 million.

Employees of the Company are generally eligible to participate, under similar terms offered to employees of Alliance, in a qualified non contributory defined benefit retirement plan maintained by Alliance. Benefits are based upon years of credited service, average final base salary and primary Social Security benefits. In addition, employees of the Company are eligible to participate in a 401(k) plan maintained by Alliance. Contributions are limited to the maximum amount deductible for federal income tax purposes.

Alliance charges the Company for its pro rata share of certain general overhead expenses incurred by Alliance.

The Company has loans outstanding payable to ACMC of Delaware aggregating $611.0 million at December 31, 2002 under various subordinated loan agreements. The agreements have been approved by the National Association of Securities Dealers, Inc. and the loans are available for treatment as equity capital in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2002, the aggregate weighted average interest rate of the subordinated notes payable was 5.43%. The aggregate maturities of the subordinated notes payable during the years ended December 31, 2004, and 2005 are $323.0 million, and $288.0 million, respectively. Interest payable on such loans aggregated $2.8 million at December 31, 2002 and is included in due from affiliates, net.

6. Net Capital

The Company is subject to the minimum net capital requirements imposed by the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was 1.4 to 1 and the Company had net capital of $106.5 million, which was $96.9 million in excess of its required net capital of $9.6 million.

345 Park Avenue
New York, NY 10154

Independent Auditors' Report On Internal Control Pursuant to Rule 17a-5

The Board of Directors
Alliance Fund Distributors, Inc.

In planning and performing our audit of the statement of financial condition of Alliance Fund Distributors, Inc. (the "Company", an indirect wholly-owned subsidiary of Alliance Capital Management L.P.), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 30, 2003